UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

AGA Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

008368102

(CUSIP Number)

Pamela S. Krop

Vice President, General Counsel and Secretary

St. Jude Medical, Inc.

One St. Jude Medical Drive

St. Paul, Minnesota 55117

(651) 765-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Joseph M. Barbeau
Stewart L. McDowell
Gibson, Dunn & Crutcher LLP
1881 Page Mill Road
Palo Alto, California  94303-1125
(650) 849-5333

October 15, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting company’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008368102

1.	Name of Reporting Person St. Jude Medical, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Minnesota

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 32,817,364(1),(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 32,817,364(1),(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,817,364(1),(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.3%(1),(2),(3)

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Tender and Voting Agreement (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of AGA Medical Holdings, Inc. (“AGA”) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Includes 8,857 shares of AGA common stock underlying stock options which are currently exercisable or exercisable within 60 days of October 13, 2010.  The obligation to tender such shares to the reporting person pursuant to the Tender and Voting Agreement, however, does not arise unless and until such stock options are exercised.

(3)  Based upon 50,268,924 shares of AGA common stock outstanding as of October 13, 2010, and 8,857 shares of AGA common stock underlying stock options which are currently exercisable or exercisable within 60 days of October 13, 2010.

CUSIP No. 008368102

1.	Name of Reporting Person Asteroid Subsidiary Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 32,817,364(1),(2)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 32,817,364(1),(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,817,364(1),(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 65.3%(1),(2),(3)

14.	Type of Reporting Person (See Instructions) CO

(1)  Beneficial ownership of the above referenced securities is being reported hereunder solely because the reporting person may be deemed to have beneficial ownership of such securities as a result of the Tender and Voting Agreement (as defined in Item 4 below) entered into with beneficial owners of such securities as described herein.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the common stock of AGA Medical Holdings, Inc. (“AGA”) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)  Includes 8,857 shares of AGA common stock underlying stock options which are currently exercisable or exercisable within 60 days of October 13, 2010.  The obligation to tender such shares to the reporting person pursuant to the Tender and Voting Agreement, however, does not arise unless and until such stock options are exercised.

(3)  Based upon 50,268,924 shares of AGA common stock outstanding as of October 13, 2010, and 8,857 shares of AGA common stock underlying stock options which are currently exercisable or exercisable within 60 days of October 13, 2010.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to shares of common stock of AGA Medical Holdings, Inc., a Delaware corporation (“AGA”), par value $0.01 per share (the “Shares”).  The principal executive offices of AGA are located at 5050 Nathan Lane North, Plymouth, MN 55442.

Item 2.  Identity and Background

This Schedule 13D is being jointly filed on behalf of St. Jude Medical, Inc., a Minnesota corporation (“St. Jude Medical”), and Asteroid Subsidiary Corporation, a Delaware corporation and wholly-owned indirect subsidiary of St. Jude Medical (“Asteroid,” and together with St. Jude Medical, the “Reporting Persons”).  The principal executive offices of each of the Reporting Persons are located at One St. Jude Medical Drive, St Paul, MN 55117.  St. Jude Medical develops, manufactures and distributes cardiovascular medical devices for the global cardiac rhythm management, cardiology and cardiac surgery and atrial fibrillation therapy areas and neurostimulation medical devices for the management of chronic pain.  Asteroid was organized by St. Jude Medical to acquire AGA and therefore has not conducted any business to date.

Attached as Schedule I, and incorporated herein by reference, is a chart setting forth, with respect to each executive officer and director of St. Jude Medical and Asteroid, his or her name, residence or business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named on Schedule I, is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or has been found to have committed any violation with respect to such laws.

To the best knowledge of the Reporting Persons, other than Denis Gestin, who is a citizen of France, each executive officer and director of the Reporting Persons is a citizen of the United States.

Item 3.                       Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Tender and Voting Agreement described in Item 4, the Reporting Persons may be deemed to have acquired beneficial ownership of the Covered Shares (as defined below) by virtue of entering into a Tender and Voting Agreement with the Tendering Stockholders (as defined in Item 4).  The Tender and Voting Agreement was entered into to induce St. Jude Medical and Asteroid to enter into the Merger Agreement and proceed with the transactions contemplated thereby.  Neither St. Jude Medical nor Asteroid has paid any consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Voting Agreement described under Item 4 of this Schedule 13D.

Item 4:  Purpose of Transaction

On October 15, 2010, St. Jude Medical, Asteroid, and AGA entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”), providing for St. Jude Medical through AGA to acquire all of the outstanding Shares of AGA by means of an exchange offer (the “Offer”) and a subsequent merger (the “Merger”) pursuant to the terms and conditions of the Merger Agreement. In the Offer, St. Jude Medical, through Asteroid, is offering to exchange for each Share accepted by Asteroid either $20.80 in cash, without interest, or $20.80 in fair market value of St. Jude Medical common stock (with the fraction of shares or number of shares of St. Jude Medical common stock to equal $20.80 divided by the volume weighted average of the daily closing prices, determined by closing prices on the New York Stock Exchange for the ten trading days ending on and including the second trading day preceding the expected final expiration date of the Offer (the “exchange rate”)).  AGA stockholders may elect to receive either cash (the “cash election”) or St. Jude Medical common stock (the “stock election”) for each Share of AGA stock tendered in the Offer.  Cash elections and stock elections are subject to proration and adjustment so that only 50% of the aggregate consideration paid in the Offer will be cash and only 50% will be St. Jude Medical common stock.  The obligation of Asteroid to accept for payment and pay the Offer consideration for any Shares tendered in the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares (excluding Shares tendered by guaranteed delivery for which the underlying Shares have not been received), which, together with the Shares then owned by St. Jude Medical and any of its subsidiaries, represent at least a majority of the total number of Shares outstanding on a fully diluted basis (the “Minimum Condition”), and (ii) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and under applicable foreign antitrust laws.

Pursuant to the Merger Agreement, promptly upon payment by Asteroid for the Shares tendered pursuant to the Offer representing at least such number of Shares as shall satisfy the Minimum Condition, and from time to time thereafter, St. Jude Medical is entitled to designate representatives to serve on AGA’s board of directors in proportion to its, Asteroid’s and their affiliates ownership of the Shares following such purchase, provided, however, that St. Jude Medical is entitled to designate at least a majority of AGA’s board of directors as long as St. Jude Medical and its affiliates beneficially own a majority of the Shares.  Under the terms of the Merger Agreement, AGA has agreed to take all action reasonably necessary to cause St. Jude Medical’s designees to be elected or appointed to AGA’s board of directors, including, at St. Jude Medical’s option, increasing the number of directors, or seeking and accepting resignations of incumbent directors, or both, and to cause individuals designated by St. Jude Medical to constitute at least the same percentage (rounded up to the next whole number) as is on the AGA board of directors of (i) each committee of the AGA board of directors, (ii) each board of directors (or similar body) of each subsidiary, and (iii) each committee (or similar body) of each such board.  As of the filing of this Schedule 13D, St. Jude Medical has not determined who will be its designees to AGA’s board of directors, but the designees will be selected from among the following current executive officers of St. Jude Medical, whose business address, current principal occupation or employment and employment history are set forth in Schedule I hereto: Daniel J. Starks, John C. Heinmiller, Michael T. Rousseau, Frank J. Callaghan, Christopher G. Chavez, Eris S. Fain, M.D., Denis Gestin, Jane J. Song, Behzad Khosravi, Angela D. Craig, Pamela S. Krop, Thomas R. Northenscold, and Donald J. Zurbay.  St. Jude Medical expects that such representation on AGA’s board of directors will permit it to exert substantial influence over AGA’s conduct of its business and operations.

Pursuant to the Merger Agreement, AGA has granted to Asteroid an irrevocable option (the “Top-Up Option”) to purchase newly-issued Shares in an amount up to the lowest number of Shares that, when added to the aggregate number of Shares owned by St. Jude Medical and Asteroid, will constitute one share of AGA common stock more than 90% of the total Shares outstanding.  Subject to applicable legal and regulatory requirements, the Top-Up Option is exercisable by Asteroid if, following completion of the Offer, St. Jude Medical or Asteroid beneficially own at least 75% of the outstanding Shares.  The consideration payable by St. Jude Medical upon exercise of the Top-Up Option will have a value equal to $20.80, payable in cash to the extent of the par value of shares of AGA common stock so purchased, and, as to the balance for the shares of AGA common stock so purchased, payable in cash, shares of St. Jude Medical common stock (valued at the exchange rate), a promissory note (bearing interest at the prime rate and with a one-year maturity date), or a combination of the foregoing.  If the Top-Up Option is exercised, St. Jude Medical and Asteroid are obligated to consummate as promptly as practicable the Merger described below to acquire all remaining Shares not acquired in the Offer. The Top-Up Option terminates concurrently with any termination of the Merger Agreement.

If the Offer is completed, the Offer will be followed by the Merger of Asteroid with and into AGA, with AGA surviving as an indirect wholly-owned subsidiary of St. Jude Medical, and in which any remaining Shares not tendered in the Offer will be converted into the right to receive $20.80 in cash, without interest, or a fraction of a share or number of shares of St. Jude Medical common stock equal to the exchange rate, except for Shares with respect to which appraisal rights under Delaware law are properly exercised.  Each stockholder whose Shares are exchanged in the Merger will receive the cash consideration for 50% of his/her/its Shares and will receive stock consideration for the remaining 50% of his/her/its shares converted in the Merger.  Stock options, restricted stock units and purchase rights under the AGA Employee Stock Purchase Plan outstanding as of the effective time of the Merger will be cancelled and exchanged in connection with the Merger in exchange for certain cash payments, as described in the Merger Agreement.  In addition, at the effective time of the Merger (i) each Share held in the treasury of AGA or owned, directly or indirectly, by St. Jude Medical, Asteroid or any wholly-owned subsidiary of AGA immediately prior to the effective time of the Merger will be cancelled for no consideration, (ii) the certificate of incorporation of AGA will be amended and restated, (ii) the bylaws of AGA will be amended and restated to read the same as the bylaws of Asteroid as in effect immediately prior to the effective time, and (iii) the directors and officers of Asteroid immediately prior to the effective time will be the directors of the surviving corporation in the Merger.  Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on The NASDAQ Global Select Market.  In addition, the purchase of the Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Securities Exchange Act of 1934, as amended.  St. Jude Medical intends to seek to cause AGA to apply for termination of registration of the AGA Shares as soon as possible after consummation of the Offer, if the requirements for termination of registration are met.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of St. Jude Medical and Asteroid to enter into the Merger Agreement, on October 15, 2010, Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares,  LLC and The Frank L. Gougeon Revocable Trust (collectively, the “Tendering Stockholders”) entered into a Tender and Voting Agreement (the “Tender and Voting Agreement”) with St. Jude Medical.  Pursuant to the Tender and Voting Agreement, subject to the exception described below, the Tendering Stockholders have agreed, among other things, to (i) tender all Shares owned of record and beneficially by them (other than unexercised options, warrants and other rights to acquire Shares or Shares for which they do not have the power to dispose of) as of the date of the Tender and Voting Agreement or acquired thereafter (the “Covered Shares”) in the Offer; (ii) not withdraw their Shares from the Offer; (iii) vote all Covered Shares in favor of the Merger and the Merger Agreement and against any action, including any acquisition proposal, that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any transactions contemplated thereby; (iv) upon the payment by Asteroid for Shares tendered in the Offer representing at least the number of Shares satisfying the Minimum Condition to cause each of their designees on the AGA board of directors to resign promptly and to fill the resulting vacancies with directors designated by St. Jude Medical; (v) grant and appoint St. Jude Medical, and its executive officers and any other designee of St. Jude Medical as their irrevocable proxy to tender on their behalf their Covered Shares if they fail to do so within 5 business days after the commencement of the Offer and to vote the Covered Shares in accordance with clause (iii) above; and (vi) subject to certain exceptions, not to sell, transfer, pledge, hypothecate, grant, encumber, assign or otherwise dispose of any of the Covered Shares.

Pursuant to the Tender and Voting Agreement, in the event the AGA board of directors withdraws or adversely changes its recommendation in favor of the Offer and the Merger or terminates the Merger Agreement to enter into an agreement with respect to a superior proposal, the obligation for the Tendering Stockholders to tender and not withdraw the Covered Shares and to vote such Covered Shares in the manner set forth above will be relieved with respect to the aggregate number of Covered Shares held by the Tendering Stockholders that is in excess of 30% of the total number of Shares outstanding on a fully diluted basis as of the release date.  All other Covered Shares, however, will remain subject to the terms and conditions described above.  The Tender and Voting Agreement will terminate upon the earliest of (i) the effective date of the Merger, (ii) written notice of termination by St. Jude Medical, (iii) March 1, 2011, (iv) the 15th day after the Merger Agreement is terminated in accordance with its terms (unless St. Jude Medical has amended the Offer or commenced a new offer for the Shares), (v) the date on which St. Jude Medical terminates, withdraws or abandons the Offer without making a new Offer, (vi) the date on which the Offer or a new Offer violates the terms of the Tender and Voting Agreement, and (viii) the date on which a third party acquires more than 50% of AGA’s outstanding voting securities on a fully diluted basis. St. Jude Medical did not pay any additional consideration to the Tendering Stockholders in connection with the execution and delivery of the Tender and Voting Agreement. The purpose of the Tender and Voting Agreement is to increase the likelihood that the Offer and the Merger will be consummated.

The foregoing summary descriptions of the Merger Agreement and Tender and Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the terms of the Merger Agreement and

Tender and Voting Agreement, copies of which are attached hereto as Exhibits 1 and 2, respectively, each of which is incorporated herein by reference.

Other than as described in this Item 4, neither of the Reporting Persons nor, to the knowledge of the Reporting Persons, do any of the persons identified on Schedule I, currently have any plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.  The Reporting Persons intend to continue to review AGA and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, whether any changes would be desirable in light of the circumstances then existing, and reserve the right to take such actions or effect such changes as they deems desirable.

Item 5.  Interest in Securities of the Issuer

(a)-(b)     Neither St. Jude Medical nor Asteroid directly own any Shares.  However, as described in Item 4 of this Schedule 13D, as a result of the Voting and Tender Agreement, based on information provided by the Tendering Stockholders, St. Jude Medical and Asteroid may be deemed to beneficially own an aggregate of 32,817,364 Shares (including a total of 8,857 options to purchase Shares currently exercisable or exercisable within 60 days of October 13, 2010), representing 65.3% of the outstanding Shares as of October 13, 2010.  The obligation to tender Shares underlying the 8,857 stock options pursuant to the Tender and Voting Agreement does not arise unless and until such stock options are exercised.  Of such Shares, St. Jude Medical and Asteroid have sole voting and dispositive power with respect to 0 Shares and may be deemed to have shared voting and dispositive power with respect to all such Shares.  St. Jude Medical and Asteroid may be deemed to share with the Tendering Stockholders the power to vote such Shares solely with respect to those matters described in Item 4 of this Schedule 13D and in the Tender and Voting Agreement, which are incorporated herein by reference.  St. Jude Medical and Asteroid also may be deemed to share with the Tendering Stockholders the power to dispose of such Shares solely to the extent provided for in the Tender and Voting Agreement, as more fully described in Item 4 of this Schedule 13D and in the Tender and Voting Agreement, which is incorporated herein by reference.

To St. Jude Medical’s and Asteroid’s knowledge, no Shares are beneficially owned by any of the persons named in Schedule I to this Schedule 13D, except for such beneficial ownership, if any, arising solely from the Tender and Voting Agreement.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by St. Jude Medical or Asteroid that it is the beneficial owner of any of the Shares referred to herein for purposes of the Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           Neither St. Jude Medical nor Asteroid nor, to the knowledge of St. Jude Medical and Asteroid, any person identified in Schedule I to this Schedule 13D, has effected any transaction in the Shares during the past 60 days, except as disclosed herein.

(d)           To the knowledge of St. Jude Medical and Asteroid, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares covered by this Schedule 13D.

(e)           Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, neither St. Jude Medical nor Asteroid nor, to the best knowledge of St. Jude Medical and Asteroid, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of AGA.  The description of the Merger Agreement and Voting and Tender Agreement contained in Item 4 are incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit No.	Description

Exhibit 1

Agreement and Plan of Merger and Reorganization, dated as of October 15, 2010, by and among St. Jude Medical, Inc., Asteroid Subsidiary Corporation, and AGA Medical Holdings, Inc. (incorporated herein by reference to Annex A to St. Jude Medical, Inc.’s Registration Statement on Form S-4 filed on October 20, 2010).

Exhibit 2

Tender and Voting Agreement, dated as of October 15, 2010, among St. Jude Medical, Inc., Welsh, Carson, Anderson & Stowe IX, L.P., WCAS Capital Partners IV, L.P., Gougeon Shares,  LLC and The Frank L. Gougeon Revocable Trust (incorporated by reference to Exhibit 99.1 of AGA Medical Holdings, Inc. Current Report on Form 8-K filed on October 18, 2010).

Exhibit 3	Joint Filing Agreement, between St. Jude Medical and AGA Subsidiary Corporation, dated October 25, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2010	ST. JUDE MEDICAL, INC.

/s/ Pamela S. Krop
	Name:	Pamela S. Krop
	Title:	Vice President, General Counsel and Secretary

Date: October 25, 2010	ASTEROID SUBSIDIARY CORPORATION

/s/ Pamela S. Krop
	Name:	Pamela S. Krop
	Title:	Vice President and Secretary

Schedule I

Directors and Executive Officers of St. Jude Medical and Asteroid

1.     St. Jude Medical

The following table sets forth the names and principal occupations or employment and employment history of the directors and executive officers of St. Jude Medical.  The business address and address for each such person’s principal occupation or employment is c/o St. Jude Medical, Inc., One St. Jude Medical Drive, St. Paul, Minnesota, 55117.

Name	Current Principal Occupation or Employment and Employment History

Directors:

Daniel J. Starks

Director of St. Jude Medical since 1996. Chairman, President and Chief Executive Officer of St. Jude Medical since May 2004. President and Chief Operating Officer of St. Jude Medical from February 2001 to May 2004. From April 1998 to February 2001, President and Chief Executive Officer of the Cardiac Rhythm Management Division of St. Jude Medical. Previously, Chief Executive Officer and President, Daig Corporation. Director of Urologix, Inc. from October 2002 to November 2009.

Stuart M. Essig

Director of St. Jude Medical since 1999. President and Chief Executive Officer and a member of the Board of Directors of Integra LifeSciences Holdings Corporation, a manufacturer of medical devices and implants, since December 1997. Director of Zimmer Holdings from March 2005 to August 2008.

Barbara B. Hill

Director of St. Jude Medical since December 2007. President, Chief Executive Officer and Director of ValueOptions, Inc., a managed behavioral health company, and FHC Health Systems, Inc., its parent company, since March 2006. Chairman and Chief Executive Officer of Woodhaven Health Services, an institutional pharmacy company, from August 2004 to March 2006. President and Director of Express Scripts, Inc., a pharmacy benefits management company, from April 2002 to October 2003. Director of Rotech Healthcare Inc. from September 2005 to June 2006.

Michael A. Rocca

Director of St. Jude Medical since March 2004. Retired in 2000 from Mallinckrodt, Inc., a pharmaceutical and medical device manufacturer, where he was Senior Vice President and Chief Financial Officer from 1994 to 2000. Director of Hyatt Hotels Corporation and Lawson Software, Inc. Director of Ligand Pharmaceuticals, Inc. from April 1999 to May 2007.

Richard R. Devenuti

Director of St. Jude Medical since 2001. Senior Vice President and Chief Operating Officer of the CMA Division of EMC Corporation, a developer and provider of information infrastructure technology and solutions, since July 2008. Senior Vice President of Worldwide Services and IT of Microsoft Corporation, a software company, from December 2003 until January 2007. From March 1999 to December 2003, Vice President and Chief Information Officer of Microsoft Corporation. Director of Convergys Corporation and Director of XETA Technologies Inc. from May 2008 to November 2009.

Name	Current Principal Occupation or Employment and Employment History

Thomas H. Garrett III

Director of St. Jude Medical since 1979. Self-employed as a business consultant since June 1996. Previously, a member of the law firm of Lindquist & Vennum PLLP of Minneapolis, Minnesota, and its Managing Partner from 1993 through 1995. Director of Lifecore Biomedical, Inc. from July 1996 to March 2008.

Wendy L. Yarno

Director of St. Jude Medical since 2002. Chief Marketing Officer of Hemoshear LLC since September 2010. Retired in 2008 from Merck & Co., Inc., a pharmaceutical company, where she was Chief Marketing Officer from 2006 to 2008. General Manager, Business Unit, Merck & Co., Inc., from 2005 to 2006. Executive VP, Worldwide Human Health, Merck & Co., Inc. from 2002 to 2005.

John W. Brown

Director of St. Jude Medical since August 2005. Chairman of the Board of Stryker Corporation, an orthopedic device company, from 1997 through December 2009. Chief Executive Officer of Stryker Corporation from 1977 through 2004. Chairman Emeritus of Stryker Corporation and Director of Gen-Probe Incorporated.

Executive Officers:

Daniel J. Starks

Chairman and Chief Executive Officer of St. Jude Medical since 2004 and President since 2001. Mr. Starks has served on St. Jude Medical’s Board of Directors since 1996 and has been Chairman, President and Chief Executive Officer of St. Jude Medical since May 2004. Previously, Mr. Starks was President and Chief Operating Officer of St. Jude Medical from February 2001 to May 2004. From April 1998 to February 2001, he was President and Chief Executive Officer of our Cardiac Rhythm Management Division, and prior to that, Mr. Starks was Chief Executive Officer and President of Daig Corporation, a wholly-owned subsidiary of St. Jude Medical.

John C. Heinmiller

Executive Vice President of St. Jude Medical since 2004 and Chief Financial Officer since 1998. Mr. Heinmiller joined St. Jude Medical in May 1996 as a part of its acquisition of Daig Corporation, where Mr. Heinmiller had served as Vice President of Finance and Administration since 1995. In May 1998, he was named Vice President of Corporate Business Development. In September 1998, he was appointed Vice President, Finance and Chief Financial Officer and in May 2004 was promoted to Executive Vice President.

Michael T. Rousseau

Group President of St. Jude Medical since 2008 and President, U.S. Division since 2009. Mr. Rousseau joined St. Jude Medical in 1999 as Senior Vice President, Cardiac Rhythm Management Global Marketing. In August 1999, Cardiac Rhythm Management Marketing and Sales were combined under his leadership. In January 2001, he was named President, U.S. Cardiac Rhythm Management Sales, and in July 2001, he was named President, U.S. Division, a position Mr. Rousseau held until January 2008, when he was promoted to Group President, initially responsible for the company’s four product divisions. In November 2009, Mr. Rousseau’s Group President responsibilities were realigned, with the company’s Cardiac Rhythm Management Division and U.S. Division reporting directly to him. Mr. Rousseau was also named President, U.S. Division.

Name	Current Principal Occupation or Employment and Employment History

Frank J. Callaghan

President, Cardiovascular of St. Jude Medical since 2008. Mr. Callaghan joined St. Jude Medical as Vice President of Research and Development for the Atrial Fibrillation Division in January 2005 as part of the ESI acquisition. From 1995 to 2005, Mr. Callaghan served as Vice President of Research and Development for ESI. In January 2008, he was promoted to President, Cardiovascular Division.

Christopher G. Chavez

President, Neuromodulation of St. Jude Medical since 2005. Mr. Chavez serves as President, Neuromodulation Division, as a result of St. Jude Medical’s acquisition of Advanced Neuromodulation Systems (“ANS”) in November 2005. From April 1998 to 2005, he served as President, Chief Executive Officer and Director of ANS, when it was a separate company, and has since served as President, Neuromodulation Division.

Eric S. Fain, M.D.

President, Cardiac Rhythm Management of St. Jude Medical since 2007. Dr. Fain joined St. Jude Medical in 1997 as a part of our acquisition of Ventritex, Inc., where he had served since 1987. In 1998, he was named Senior Vice President, Clinical Engineering and Regulatory Affairs, Cardiac Rhythm Management. In 2002 he was appointed Senior Vice President for Development and Clinical/Regulatory Affairs for Cardiac Rhythm Management and was promoted to Executive Vice President over those functions in 2005. In July 2007, Dr. Fain became President, Cardiac Rhythm Management Division.

Denis M. Gestin

President, International of St. Jude Medical since 2008. Mr. Gestin joined St. Jude Medical in 1997 as manager of cardiac rhythm management and catheter product sales in France. He was named Managing Director of St. Jude Medical France in 1999 and was promoted to Vice President, Northern Europe & Africa in 2002. He was named President of SJM Europe, Middle East, Africa and Canada in August 2004, and in January 2008, Mr. Gestin was promoted to President, International Division.

Jane J. Song

President, Atrial Fibrillation of St. Jude Medical since 2004. Ms. Song joined St. Jude Medical in 1998 as Senior Vice President, Cardiac Rhythm Management Operations. In May 2002, she was appointed President, Cardiac Surgery Division, and in August 2004, was appointed President, Atrial Fibrillation Division.

Behzad (Ben) Khosravi

Vice President, Global Quality of St. Jude Medical since 2009. Mr. Khosravi joined St. Jude Medical in 1998 as Vice President, Quality, Cardiac Rhythm Management. He held various positions within the Cardiac Rhythm Management division. In 2005, he was promoted to Senior Vice President Quality and Leads Development and Operations, Cardiac Rhythm Management. In 2006, he served as Executive Vice President Quality and Leads Development and Operations, Cardiac Rhythm Management. Prior to being appointed Vice President, Global Quality in 2009, Mr. Khosravi was Executive Vice President, Product Development and Leads Operations, Cardiac Rhythm Management from 2007 to 2009.

Angela D. Craig

Vice President, Corporate Relations and Human Resources of St. Jude Medical since 2010. Ms. Craig joined St. Jude Medical in May 2005 as Vice President of Communications and served in that position until being named

Name	Current Principal Occupation or Employment and Employment History

Vice President, Corporate Relations, in January 2006. In August 2010, Ms. Craig was named Vice President, Corporate Relations and Human Resources. Prior to joining St. Jude Medical, Ms. Craig spent 12 years with Smith & Nephew plc, a medical device company headquartered in London, England, where she last served as Vice President of U.S. Public Relations and Investor Relations from 2003 to 2005.

Pamela S. Krop

Vice President, General Counsel and Corporate Secretary of St. Jude Medical since 2006. Ms. Krop joined St. Jude Medical in July 2006 as Vice President, General Counsel and Corporate Secretary. She previously spent 15 years at General Electric (GE) Company, a diversified industrial corporation, and served as General Counsel of GE Healthcare Bio-Sciences, a $3 billion business acquired by GE, formerly known as Amersham plc.

Thomas R. Northenscold

Vice President, Information Technology and Chief Information Officer of St. Jude Medical since 2007. Mr. Northenscold joined St. Jude Medical in 2001 as Vice President, Finance and Administration of Daig Corporation, a wholly-owned subsidiary of St. Jude Medical. In March 2003, he was named Vice President, Administration and in November 2007 was promoted to Vice President, Information Technology and Chief Information Officer.

Donald J. Zurbay

Vice President of St. Jude Medical since 2006 and Corporate Controller since 2004. Mr. Zurbay joined St. Jude Medical in 2003 as Director of Corporate Finance. In 2004, Mr. Zurbay was named Corporate Controller, and in January 2006 he was named Vice President and Corporate Controller.

2.             Asteroid

The following table sets forth the names and principal occupations or employment of the directors and executive officers and employment history of the directors and executive officers of Asteroid.  The business address and address for each such person’s principal occupation or employment is c/o Asteroid Subsidiary Corporation, One St. Jude Medical Drive, St. Paul, Minnesota, 55117.

Name	Current Principal Occupation or Employment

John C. Heinmiller

Director, President and Treasurer of Asteroid since October 2010. Executive Vice President of St. Jude Medical since 2004 and Chief Financial Officer since 1998. Mr. Heinmiller joined St. Jude Medical in May 1996 as a part of its acquisition of Daig Corporation, where Mr. Heinmiller had served as Vice President of Finance and Administration since 1995. In May 1998, he was named Vice President of Corporate Business Development. In September 1998, he was appointed Vice President, Finance and Chief Financial Officer and in May 2004 was promoted to Executive Vice President.

Pamela S. Krop

Director, Vice President and Secretary of Asteroid since October 2010. Vice President, General Counsel and Corporate Secretary of St. Jude Medical since 2006. Ms. Krop joined St. Jude Medical in July 2006 as Vice President, General Counsel and Corporate Secretary. She previously spent 15 years at GE Company, a diversified industrial corporation, and served as General Counsel of GE Healthcare Bio-Sciences, a $3 billion business acquired by GE, formerly known as Amersham plc.

Name	Current Principal Occupation or Employment

Donald J. Zurbay

Director and Vice President of Asteroid since October 2010. Vice President of St. Jude Medical since 2006 and Corporate Controller since 2004. Mr. Zurbay joined St. Jude Medical in 2003 as Director of Corporate Finance. In 2004, Mr. Zurbay was named Corporate Controller, and in January 2006 he was named Vice President and Corporate Controller.